



06006787

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AB 3/28/06

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SEC FILE NUMBER
8- 22925

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/05___ AND ENDING___12/31/05___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    Capital Securities Investment Corporation
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___2021 Midwest Road, Suite 104___
                     (No. and Street)

___Oak Brook___   ___Illinois___   ___60523___
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Stanley Klimek___   ___630 705-9800___
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Dunleavy & Company, P.C.___
                    (Name – if individual, state last, first, middle name)

___13116 S. Western Ave. Blue Island___   ___Illinois   60406___
   (Address)

PROCESSED
JUN 06 2006
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 0 1 2006

BRANCH OF REGISTRATIONS AND
02   EXAMINATIONS

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Stanley A. Klimek_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Capital Securities Investment Corporation_____, as of _____December 31_____, 20 ͜ 05 ͜, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

OFFICIAL SEAL
JUDITH E KLIMEK
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/03/09

_____Signature_____

President
_____Title_____

_____Notary Public_____

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL SECURITIES
INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Capital Securities Investment Corporation

We have audited the accompanying statement of financial condition of Capital Securities Investment Corporation as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capital Securities Investment Corporation as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 18, 2006

CAPITAL SECURITIES INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 17,922
Receivable from broker/dealers	86,565
Securities owned, at estimated fair value	-0-
Office furniture and equipment at cost,	
net of $50,039 accumulated depreciation	11,693
Other assets	3,383
TOTAL ASSETS	$ 119,563

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 1,923
Commissions payable	59,346
Total Liabilities	$ 61,269

SHAREHOLDERS' EQUITY

Common stock, no par value; authorized	
500,000 shares; issued and outstanding	
100,000 shares	$ 1,000
Additional paid in capital	40,350
Retained earnings	16,944
Total Shareholders' Equity	$ 58,294
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 119,563

The accompanying notes are an integral part of this financial statement.

CAPITAL SECURITIES INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Illinois on April 26, 1990. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Depreciation - Depreciation of furniture and equipment is provided for using accelerated and straight-line methods over five and seven year periods.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times exceeds the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CAPITAL SECURITIES INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

NOTE 2 - S CORPORATION ELECTION

Effective from the date of its incorporation the Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholder of the Company.

NOTE 3 - RELATED PARTIES

Through common ownership, the Company is affiliated with Capital Securities Training Company (CSTC).

In addition to its securities business, in January, 1998 the Company began providing advisory services as a registered investment advisor under the assumed name of Capital Securities Advisory Services.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2005 the Company's net capital and required net capital were $41,462 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 148%.

NOTE 5 - SECURITIES OWNED

Securities owned consist of warrants to purchase equity securities. The Company's management has valued these warrants at $0.

NOTE 6 - OFF BALANCE SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded and over the counter options. These derivative financial instruments are used to meet the needs of customers.

NOTE 6 - OFF BALANCE SHEET RISK AND CLEARING AGREEMENT - (Continued)

In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

Since the Company enters into the forgoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate securities transactions as well as the aforementioned transactions, in June, 2005, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The initial term of the agreement is three years and is automatically renewed for one year terms, unless terminated. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 6 - OFF BALANCE SHEET RISK AND CLEARING AGREEMENT - (Continued)

Under the terms of the aforementioned agreement, the Company is prohibited from entering into a similar agreement with any other broker/dealer without first obtaining written consent from its clearing broker/dealer. The Company is also required to maintain a deposit of $30,000 with the Clearing Broker/dealer. This amount is included in receivable from broker/dealers on the statement of financial condition. Termination charges and other items are included therein.

NOTE 7 - CONTINGENCY

The Company and another entity have been named in an arbitration to be administered by NASD Dispute Resolution, Inc. This arbitration was filed by a customer alleging that a registered representative of the Company committed breach of fiduciary duty, common law fraud and misrepresentation, negligence, violations of the Illinois Securities Law and breach of contract. The customer seeks compensatory damages and promised income totaling $1,107,246 and additional unspecified amounts from the Company and the broker/dealer where the registered representative previously worked. The Company's legal counsel has stated that it is too early in the proceeding to evaluate the likelihood of an unfavorable outcome. The Company intends to defend this case vigorously.